DYNAMOTIVE ENERGY SYSTEMS CORPORATION
Unaudited Interim Consolidated Financial Statements
For the six months ended June 30, 2008
(In U.S. Dollars)

NOTICE TO READER

The financial statements of Dynamotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at June 30, 2008 and the interim consolidated statements of loss, changes in shareholders’ equity and cash flows for the six months period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

Dynamotive Energy Systems Corporation

Unaudited Consolidated Balance Sheets
(expressed in U.S. dollars)

	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	12,019	1,796,822
Receivables	196,114	151,233
Government grants receivable	803,978	828,795
Prepaid expenses and deposits	283,761	503,268
Total current assets	1,295,872	3,280,118
Property, plant and equipment	55,462,811	53,754,874
Patents	246,867	269,568
Long-term loan receivable [Note 3]	520,000	346,666
Long-term investments [Note 4]	607,834	286,410
Long-term deferred assets [Note 5]	968,125	998,008
TOTAL ASSETS	59,101,509	58,935,644

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [Note 6]	8,276,949	6,268,664
Short-term debt [Note 7]	1,213,863	—
Current portion of long-term debt [Note 5]	35,900	35,900
Total current liabilities	9,526,712	6,304,564
Long-term debt [Note 5]	281,217	299,167
Asset retirement obligation liability [Note 8]	257,616	246,939
Deferred revenue [Note 9]	750,000	920,000
Total liabilities	10,815,545	7,770,670

Shareholders’ equity
Share capital [Note 10b]	109,961,404	109,133,395
Shares to be issued [Note 10c]	2,182,193	1,265,070
Contributed surplus	23,874,637	22,663,941
Accumulated other comprehensive income	3,929,496	5,422,751
Deficit	(91,661,766)	(87,320,183)
Total shareholders’ equity	48,285,964	51,164,974
TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	59,101,509	58,935,644

The accompanying notes are an integral part of these financial statements

Approved by:
“R. Andrew Kingston”	President & CEO	“Richard C. H. Lin”	Chairman

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Loss
(expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
	$	$	$	$
REVENUES
License revenue [Note 9]	—	—	500,000	—
	—	—	500,000	—

EXPENSES
Marketing and business development	190,543	348,524	509,795	694,752
Research and development	317,223	616,446	548,145	1,510,167
General and administrative expenses	2,209,795	2,576,956	4,662,442	4,670,695
Depreciation and amortization	38,256	34,374	75,421	64,580
Interest expense	48,502	2,606	66,241	2,659
Exchange (gain) loss	98,783	54,322	113,218	37,679
	2,903,102	3,633,228	5,975,262	6,980,532
Loss from operations	(2,903,102)	(3,633,228)	(5,475,262)	(6,980,532)

Interest and other income	4,312	36,116	5,669	115,350
Capital Taxes expenses	(9,973)	—	(9,973)	—
Gain on reduction in bonus and vacation accrual	—	—	1,137,983	—
Loss before non-controlling interest	(2,908,763)	(3,597,112)	(4,341,583)	(6,865,182)

Non-controlling interest	—	94,876	—	123,850
Net loss for the period	(2,908,763)	(3,502,236)	(4,341,583)	(6,741,332)

Other comprehensive income/(loss)
Foreign currency translation adjustment	476,641	2,875,944	(1,493,255)	3,206,822
Comprehensive loss	(2,432,122)	(626,292)	(5,834,838)	(3,534,510)

Weighted average number of common
shares outstanding	209,570,784	185,378,751	208,789,678	181,511,983

Basic and diluted loss per common share
Share for operations for the period	0.01	0.02	0.02	0.04

The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statement Of Changes In Shareholders’ Equity
(expressed in U.S. dollars)

				Accumulated
		Shares		Other
	Share	To be	Contributed	Comprehensive
	Capital	Issued	Surplus	Income	Deficit	Total
	$	$	$	$	$	$
Balance, January 1, 2007 (audited)	85,127,873	1,741,339	16,800,527	(789,471)	(73,099,779)	29,780,489
Issued for cash and proceeds received in
prior year
Pursuant to private placement, net of
issuance costs	11,557,657	—	—	—	—	11,557,657
Pursuant to exercise of stock options	672,483	—	—	—	—	672,483
Pursuant to exercise of warrants	7,111,610	—	—	—	—	7,111,610
Issued for settlement of fees payable	1,565,152	—	—	—	—	1,565,152
Issued for services	1,058,620	—	—	—	—	1,058,620
Issued on purchase of interest in subsidiary	2,040,000	—	—	—	—	2,040,000
Net change in shares to be issued	—	(476,269)	—	—	—	(476,269)
Warrant compensation for private placement	—	—	2,744,520	—	—	2,744,520
Stock-based compensation expense	—	—	3,118,894	—	—	3,118,894
Net loss	—	—	—	—	(14,220,404)	(14,220,404)
Foreign currency translation adjustment	—	—	—	6,212,222	—	6,212,222
Balance, January 1, 2008 (audited)	109,133,395	1,265,070	22,663,941	5,422,751	(87,320,183)	51,164,974
Issued for cash and proceeds received in
prior year
Pursuant to private placement, net of
issuance costs	941,340	—	—	—	—	941,340
Pursuant to exercise of stock options	12,000	—	—	—	—	12,000
Pursuant to exercise of warrants	52,500	—	—	—	—	52,500
Issued for services	172,619	—	—	—	—	172,619
Shares to be released	—	—	—	—	—	—
Net change in shares to be issued	—	917,123	—	—	—	917,123
Adjust share capital, re-pricing of warrants	(350,450)	—	350,450	—	—	—
Warrant compensation for private placement	—	—	17,493	—	—	17,493
Stock-based compensation expense	—	—	842,753	—	—	842,753
Net loss	—	—	—	—	(4,341,583)	(4,341,583)
Foreign currency translation adjustment	—	—	—	(1,493,255)	—	(1,493,255)
Balance, June 30, 2008 (unaudited)	109,961,404	2,182,193	23,874,637	3,929,496	(91,661,766)	48,285,964

The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Unaudited Consolidated Statements Of Cashflow
(expressed in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(2,908,763)	(3,502,236)	(4,341,583)	(6,741,332)
Add items not involving cash:
Depreciation and amortization	38,256	34,374	75,421	64,580
Recognition of deferred revenue	—	—	(500,000)	—
Interest-accretion on convertible loan	9,113	—	18,275	—
Stock based compensation	612,456	711,293	1,284,469	1,546,547
Non-controlling interest	—	(94,876)	—	(123,850)
Translation (gain) loss	98,783	54,322	113,218	37,679
Net change in non-cash working capital balances
related to operations [Note 12]	1,808,875	2,108,902	2,327,323	2,206,164
Cash used in operating activities	(341,280)	(688,221)	(1,022,877)	(3,010,212)

FINANCING ACTIVITIES
Increase (Decrease) in long-term loan	—	353,017	—	353,017
Increase (Decrease) in short- term loan	1,051,616	—	1,213,863	—
Contribution received from joint venture	—	500,000	—	500,000
Decrease (increase) in government grants receivable	—	396,621	—	396,621
Repayment of loan	(8,975)	—	(17,950)	—
Share capital issued	8,000	3,149,866	947,250	9,095,471
Shares to be issued	681,250	—	681,250	2,506
Cash provided by financing activities	1,731,891	4,399,504	2,824,413	10,347,615

INVESTING ACTIVITIES
Increase in long-term loan receivable	—	—	(173,334)	—
Increase in long term deferred assets	—	(859,000)	—	(859,000)
Purchase of capital assets (net of government grants)	(1,296,605)	(5,858,324)	(3,372,728)	(14,518,912)
Cash used in investing activities	(1,296,605)	(6,717,324)	(3,546,062)	(15,377,912)

Increase (decrease) in cash and cash equivalents
from operations	94,006	(3,006,041)	(1,744,526)	(8,040,509)
Effects of foreign exchange rate changes on cash	(98,634)	118,508	(40,277)	193,536
Increase (decrease) in cash and cash equivalents
during the period	(4,628)	(2,887,533)	(1,784,803)	(7,846,973)
Cash and cash equivalents, beginning of period	16,647	4,387,094	1,796,822	9,346,534
Cash and cash equivalents, end of period	12,019	1,499,561	12,019	1,499,561

The accompanying notes are an integral part of these financial statements.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2008 and 2007	(in U.S. dollars)

1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

Dynamotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company’s focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural weather fluctuations.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A.; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina; First Resources Corporation, incorporated under the laws of British Columbia, Canada; Dynamotive Biomass Resource Corporation, incorporated under the laws of British Columbia, Canada. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2008 and 2007	(in U.S. dollars)

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at June 30, 2008 and the unaudited interim statements of loss and deficit and cash flows for the six-month periods ended June 30, 2008 and 2007, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2007. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the three months ended June 30, 2008 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2007, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the three months. Gains and losses resulting from this process are recorded in shareholders’ deficit as an adjustment to the cumulative translation adjustment account.

3. LOAN RECEIVABLE

On November 14, 2007, the Company and Biomass Worldwide Limited (“Biomass”) and Anthony Pius Noll (“Guarantor”) entered into a negotiation commitment and loan agreement where the Company will loan Biomass up to $720,000 in five tranches (to be completed by April 12, 2008) on the understanding that if the parties are able to reach a definitive agreement in respect of an equity investment by the Company in Biomass, all the loan will be converted into not less than 30% of the equity of Biomass. If the Company concludes in its sole discretion that it will be unable to agree upon an equity conversion agreement with Biomass, 72% of the loan shall be repaid together with interest at 6% p.a. compounded semi-annually. The other 28% of the loan (plus interest at 6% p.a. compounded semi-annually) will, at the election of Biomass, be either (i) converted into equity of Biomass at “fair value” or (ii) converted into a 3% royalty on gross sales of any products or services of Biomass or the Guarantor which use or incorporate Biomass’ or the Guarantor’s intellectual property until the amount is repaid with interest. The due date for repayment of the loan shall be on demand any time on or after March 7, 2008. The loan is secured by a pledge of all of the assets of Biomass and by an unconditional guarantee of the Guarantor. As at June 30, 2008, the Company has loaned $520,000 to Biomass and no loan repayments had been made. In July 2008, the loan of $520,000 was repaid in full to the Company.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2008 and 2007	(in U.S. dollars)

4. LONG TERM INVESTMENTS

a.

In April, 2006, the Company entered into a convertible loan agreement whereby it loaned $250,000 to Rika Ukraina Ltd to fund its wholly owned subsidiary’s (Rika Biofuels Ltd.) biomass development activities. In December, 2006, an additional $80,000 was loaned under the same terms The loan is unsecured and bears interest at 6% per annum. The principal and interest was originally due no later than July 15, 2006 however, the repayment was extended to May, 2007. Under the terms of the agreement, the Company has the option to convert the principal and any accrued interest into a 50% ownership interest in Rika Biofuels Ltd. at any time the loan is outstanding and it is the Company’s intention to convert the loan. For the period ended June 30, 2008, the entire long-term advance of $330,000 (2007 - $330,000) remains outstanding.

b.

As at June 30, 2008, Dynamotive holds 3,874,139 (2007 – 3,874,139) common shares of Renewable Energy Corp (“ROC”) incorporated in Victoria, Australia, a subsidiary of Enecon Pyrolysis Pty Limited. It represents an 8.0% (2007 – 8.0%) interest in the entity.

5. LONG TERM DEFERRED ASSET

In April 2007, the Company entered into amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood chips to the West Lorne BioOil plant over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive has paid for the purchase and installation of a char based boiler system and related char delivery infrastructure at Erie. The asset will be amortized evenly over the life of the wood supply contract.

To facilitate the purchase of the boiler system, the Company borrowed $359,000 from Erie. This amount is being repaid to Erie in equal monthly payments plus 8% interest over a 10-year period. The first payment was made in May 2007. As at June 30, 2008, the Company owed Erie $317,117.

Long-term debt repayment schedule:

	2007	2006
	$	$
2008 – 2009 (Current)	35,900	—
2009 – 2010	35,900	—
2010 – 2011	35,900	—
2011 – 2012	35,900	—
2012 – 2013	35,900	—
Thereafter	137,617	—
	317,117	—

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2008 and 2007	(in U.S. dollars)

6. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited (“BBL”) a company 75% owned by Dynamotive, entered into a credit facility with Bank of Scotland for a maximum of $398,120 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank’s base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at June 30, 2008, there has been no change in status regarding the settlement of the credit facility.

7. SHORT TERM DEBT

During the quarter, the Company entered into loan agreements with directors, officers and shareholders for $1,213,863 (2007 - $nil). The loans are due on demand and bear interest at 8% per annum for the amount of $1,056,785 and at 23% per annum, the borrowing cost of the lender, for the amount of $157,078.

8. ASSET RETIREMENT OBLIGATION

The Company expects that at the end of the life of its production plants, there will be residual obligations to remediate the sites and remove equipment. Although the timing and amount of the future obligations are uncertain, the Company has estimated the present value of these future obligations arising from its activities to June 30, 2008 to be $257,616 (2007 - $nil), being $128,808 for West Lorne and $128,808 for Guelph. The present value of the future obligations assumes a discount rate of 15%, an inflation rate of 2% and the commencement of reclamation activities in 15 years. The Company commenced accretion of these obligations at January 1, 2008.

9. DEFERRED REVENUE

In 2006, the Company received a total of $950,000 in non-refundable payments from three unrelated companies as licensing fees. $500,000 from Rika Ltd. as payment for a Master License to develop project opportunities in the Ukraine and the Baltic republics using Dynamotive’s patented pyrolysis technology; $150,000 from Classic Power Inc. as an initial payment on a Plant License for Guelph, Ontario, Canada; $200,000 from Renewable Oil Corporation Pty Ltd. (“ROC”) for a Master License to develop project opportunities in Australia and $100,000 from ROC as a deposit on an initial Plant License.

In the first quarter of 2008, the Company recognized Rika Ltd. master license fee of $500,000 at the end of the agreement term, and this amount has been removed from the deferred revenue balance.

In 2007, deferred revenue was net of $330,000 advanced to entities controlled by Rika Ltd. With recognition of the Rika payments as revenue in the first quarter of 2008, these amounts advanced to Rika are now classified as a long-term investment (note 4).

In 2007, the Company received common shares of ROC with a fair value of $300,000 as compensation for engineering services performed. The Company subsequently transferred common shares of ROC with a fair value of $150,000 to a sub-contractor as partial settlement for services provided to ROC by the sub-contractor on behalf of the Company. These amounts are included in deferred revenue.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2008 and 2007	(in U.S. dollars)

10. SHARE CAPITAL

[a] Authorized share capital

The Company’s authorized capital consists of an unlimited number of common shares with no par value and unlimited Class A preferred shares with no par value each having attached special rights and restrictions. No preferred shares were issued and outstanding at June 30, 2008.

[b] Issued and outstanding share capital

	June 30, 2008	December 31,
		2007
	$	$

Issued and outstanding
Common Shares 209,596,064 [December 31, 2007	109,961,404	109,133,395
–207,749,673]

		Number of
Common Share Issuance Summary for the Period	$	Shares

Share Capital, December 31, 2007	109,133,395	207,749,673
Private placement issued for cash, net of finder’s fee	941,340	1,500,401
Share issued from exercised of option for cash	12,000	25,000
Share issued from exercised of warrants for cash	52,500	75,000
Share issued for commercial services	172,619	245,990
Adjustment to Share Capital on re-pricing of warrants	(350,450)	—

Share Capital, June 30, 2008
Common shares without par value	109,961,404	209,596,064

In June 2008 the Company entered into subscription agreements under a private placement including warrants to be issued with an exercise price of $0.45. Due to existing agreements, this resulted in a re-pricing of the 4,998,372 Series V Warrants from an exercise price of $1.06 to an exercise price of $0.45. This re-pricing has been recorded as an increase in Contributed Surplus of $350,450 and decrease in Share Capital of $350,450.

[c] Shares to be issued

At June 30, 2008, the Company has 3,875,143 common shares to be issued which are comprised of:

(i) 1,090,511 common shares which are to be issued to senior management, directors and non-employees for services rendered under compensation arrangements with a fair value of $800,413;

(ii) 838,204 common shares which are to be issued to directors and officers as bonuses for the previous years with a fair value of $700,530; and

(ii) 1,946,428 common shares relating to a private placement commenced during the second quarter of 2008 to raise funding of up to $3 million, nil common shares are related to exercise of warrants and nil common shares are related to exercise of options. At June 30, 2008, the Company has received $681,250 in cash for these shares to be issued.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2008 and 2007	(in U.S. dollars)

10. SHARE CAPITAL (CONT’D)

[d] Stock options

At June 30, 2008, the following stock options to Directors, employees and others were outstanding:

	Options Outstanding			Options Exercisable
	Number	Weighted-	Weighted-	Number	Weighted-
Range of	Outstanding	Average	Average	Outstanding	Average
Exercise	at June 30,	Remaining	Exercise	at June 30,	Exercise
Prices	2008	Contractual	Price	2008	Price
		Life

$0.20 - $0.23	4,735,617	5.28 years	$0.21	4,735,617	$0.21
$0.33 - $0.48	8,078,500	4.54 years	$0.46	8,078,500	$0.46
$0.50 - $0.58	2,255,000	1.94 years	$0.52	2,255,000	$0.52
$1.00 - $1.31	4,079,000	2.23 years	$1.20	3,759,000	$1.21
$1.50 - $1.60	787,500	1.18 years	$1.59	787,500	$1.59
	19,935,617			19,615,617

From time to time, the Company has provided incentives in the form of share purchase options to the Company’s directors, officers, employees and others. The Company has reserved 31,439,410 (15%) of common shares for issuance upon the exercise of stock options of which at June 30, 2008, 11,503,793 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. Common	Weighted Average
	Shares Issuable	Exercise Price
Balance, December 31, 2007	19,119,367	0.59
Options issued	1,750,000	1.05
Options forfeited or expired	(908,750)	1.04
Options exercised	(25,000)	0.48
Balance, June 30, 2008	19,935,617	0.61

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2008 and 2007	(in U.S. dollars)

10. SHARE CAPITAL (CONT’D)

[e] Common share purchase warrants

At June 30, 2008 the common share purchase warrants outstanding were as follows:

	No. of Common	Exercise
	Shares Issuable	Price	Expiration Date
Series Q Warrants	374,195	$0.20	August 31, 2008
Series R Warrants	500,000	$0.20	August 31, 2008
Series S Warrants	3,556,173	$0.50 to $2.00	July 12, 2008 – June 16, 2011
Series U Warrants	946,348	$0.46 to $0.53	September 22, 2008 – June 21, 2009
Series V Warrants	4,998,372	$0.45	October 3,2012 – January 18, 2013
Total	10,375,088

In June 2008 the Company entered into subscription agreements under a private placement including warrants to be issued with an exercise price of $0.45. Due to existing agreements, this resulted in a re-pricing of the 4,998,372 Series V Warrants from an exercise price of $1.06 to an exercise price of $0.45. This re-pricing has been recorded as an increase in Contributed Surplus of $350,450 and decrease in Share Capital of $350,450.

Summary of warrants exercised and issued during the three month period ending June 30, 2008:

	Number of Common Shares Issuable
		via Warrants	via Warrants	via Warrants
		Issued	exercised	cancelled
		during the 6-	during the 6-	during the 6-
		month	month	month
		Period	Period	Period
	at December	ending June	ending June	ending June	at June 30,
	31, 2007	30, 2008	30, 2008	30, 2008	2008	Exercise Price
Series Q Warrants	374,195	—	—	—	374,195	$0.20
Series R Warrants	500,000	—	—	—	500,000	$0.20
Series S Warrants	9,137,040	35,094	(75,000)	(5,540,961)	3,556,173	$0.50 to $2.00
Series U Warrants	946,348	—	—	—	946,348	$0.46 to $0.53
Series V Warrants	4,941,942	56,430	—	—	4,998,372	$0.45
	15,899,525	91,524	(75,000)	(5,540,961)	10,375,088

[f] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights (“SA Rights”) for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant. The SA Rights have vested as the Company achieved stock value targets as defined in the agreement.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2008 and 2007	(in U.S. dollars)

There were 300,000 SA Rights with an initial value of $0.40 outstanding at December 31, 2007 and June 30, 2008. These SA Rights will expire on December 31, 2008.

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2008 and 2007	(in U.S. dollars)

11. RELATED PART TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

a.

Consulting fees and salaries of $335,860 for the quarter (2007 - $475,473) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $43,192 (2007 - $61,668) paid by stock based compensation. For the six month period ended June 30, 2008, consulting fees and salaries of $639,660 (2007 - $781,910) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $80,567 (2007 - $ 65,571) paid by stock based compensation.

b.	The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	2008	2007
	$	$
Receivable
Due from directors and officers	—	35,306

Payable
Due to directors and officers	1,332,258	1,845,326

c.

During the quarter, the Company entered into loan agreements with directors and officers for $457,963 (2007 - $nil). The loans are due on demand and bear interest at 8% per annum (on the outstanding loan of $300,885) and at 23% per annum, the borrowing cost of the lender, (on the outstanding loan of $157,078).

12. SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances related to operations are:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
	$	$	$	$

Account receivable	(53,352)	495,391	(49,944)	132,341
Prepaid expenses and deposits	64,286	(188,282)	209,982	41,001
Accounts payable and accrued liabilities	1,797,941	1,801,793	2,167,285	2,032,822
	1,808,875	2,108,902	2,327,323	2,206,164

Dynamotive Energy Systems Corporation

Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2008 and 2007	(in U.S. dollars)

13. SEGMENTED FINANCIAL INFORMATION

In 2008 and 2007, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company’s operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

All of the loss for the six month periods ended June 30, 2008 ($4,341,583) and June 30, 2007 ($6,741,332) is attributable to the BioOil segment.

14. SUBSEQUENT EVENTS

a.	In July 2008 the Company received repayment in full of its US$ 520,000 loan to Worldwide Biomass Limited (see also Note 3).

b.

In June 2008 the Company reached a settlement agreement with a trade creditor to settle all outstanding disputes, including a title dispute on the Guelph plant land, and to repay a portion of the claimed balance owing over a 12 month period. In July 2008 the Company made its first payment on this obligation of Cdn $400,000. The agreed balance owing after this payment is Cdn$ 600,000, which will be paid in equal quarterly instalments without interest. The Company has pledged certain assets totalling approximately Cdn$1 million as security for this balance owing. The Company has recorded a reduction in capital assets and reduction in Accounts Payable of US$476,416 related to settlement of this obligation as at June 30, 2008.